October 2009
Switch and Data
Acquisition Overview
NASDAQ: EQIX
Filed by Equinix, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company:
Switch & Data Facilities Company, Inc.
(Commission File No. 001-33302)

Public Disclosure Statement
Except for historical information, our presentation today contains forward-looking statements which include words such as “believe”,
“anticipate” and “expect”.  These forward-looking statements involve risks and uncertainties that may cause Equinix’s actual results to differ materially from those expressed or implied by these statements.  Factors that may affect Equinix’s results are summarized in our annual report on Form 10-K filed February 26,
2009, and quarterly report on Form 10-Q filed on July 29, 2009.
Equinix assumes no obligation and does not intend to update
forward-looking statements made in this presentation.
FORWARD
LOOKING
STATEMENTS

Equinix Announces Agreement to
Acquire Switch and Data
Definitive Agreement - Announced October 21, 2009
Transaction valued at approximately $689 million based on closing price of Equinix stock on October 20, 2009
Overall consideration paid by Equinix will be 80% Equinix stock and 20% cash
Switch and Data stockholders will have the opportunity to elect to receive 0.19409 shares of Equinix stock or $19.06 for each share of Switch and Data stock, subject to pro-rata adjustment to achieve the 80/20 mix of stock and cash
Expected to qualify as a tax-free exchange to Switch and Data’s stockholders with respect to the stock portion of the merger consideration – an amount of the cash portion of the merger consideration may be replaced by an equivalent amount of Equinix stock to the extent necessary to achieve this
Switch and Data directors, executive officers, and certain significant Stockholders have agreed to vote 35% of Switch and Data’s outstanding shares in favor of the transaction
The transaction is expected to close in the first quarter of 2010 subject to customary closing conditions, including the approval of Switch and Data’s stockholders and regulatory approvals

4 4
Business Drivers for Acquisition
of Switch and Data
Investing in our core business with measured and fully-funded expansion plan
Stronger balance sheet for combined expansion capacity
DISCIPLINED
EXPANSION
SUSTAINABLE
DIFFERENTIATION
High levels of network connectivity, operational reliability and global capabilities
Access to broader North American reach for latency-sensitive applications
CUSTOMER
FOCUS
Committed to our customers’ success
Expanded capacity and new markets
INDUSTRY
LEADERSHIP
Leading market position in data center services
A leading Global Provider with over 6M gross Sq Ft worldwide
STOCKHOLDER
VALUE
Increased scale and potential synergies reduce operating costs
Accretive to Equinix stand alone cash flow going forward
Favorable industry trends fueling increasing demand
Adds 16 additional North American markets
MARKET
MOMENTUM

EQUINIX

	2008	2009	2010	2011	2012	CAGR
Total Market	14,871	17,676	20,961	24,726	28,981	18.7%
CAGR = compound annual grow						

Source: Gartner (November 2008)

Hi
Business Value
Low
Microsoft
Google
T-Systems
YAHOO!
at&t
IBM
SAVVIS
amazon.com
rackspace
terremark
verizon business
SIEMENS
EQUINIX
TelecityGroup
telx
SUNGARD
EDS
interxion

Data Center Hosting Services Landscape
Sources: Gartner  Nov 2008 & Ovum 2009,
The North American datacenter market is highly fragmented, with over
350 companies providing Internet Data Center services
• Growth in the North American Web
hosting market is supported by multiple,
strong fundamental trends, including:
• Utility computing (including virtualization)
• The growth in Web content and
applications
North American Web Hosting Market, 2008-2012
(Millions of U.S. Dollars)
Colocation Colocation
Managed Managed
Infrastructure Infrastructure
Hosting Hosting
Application Application
Hosting Hosting
Cloud/Utility Cloud/Utility
Level of IT
Complexity
Low Hi

verizon
Level(3)
Sprint
at&t
NTT
BT
comcast
Google
ebay
myspace
a place for friends
SONY
Akamai
YAHOO!
hulu
zynga
EA
DirectEdge
BARCLAYS CAPITAL
WELLS FARGO
chi-x
STATE STREET
FIXNETIX
JPMorgan
BOX
salesforce.com
BECHTEL
IBM
Sun
NASA
hp
Adobe

6 6
Market leading ecosystem built
to deliver low latency services
Sustainable Differentiation
Equinix: Providing a Unique Ecosystem
• With every major domestic and international network as a customer, Equinix acts like an “airport hub,” connecting businesses to the routes/carriers that lead most directly to the desired destination
The Hub of the Internet
Content Services Hub
Interconnecting the largest array of
networks and content providers
Connecting providers and customers
of cloud computing with the key
network and content players
Content Services Hub Financial Services Hub Enterprise Computing Hub
The Hub of the Internet

2009E-2012E CAGR: 39%

Source: www.btradianz.com, www.marketdatapeaks.com.

2009E-2012E CAGR: 50%

2009E-2013E CAGR: 28%

Market Momentum
Industry Trends
299
797
1,728
2,849
4,554
6,767
9,681
0
2,000
4,000
6,000
8,000
10,000
12,000
2006 2007 2008 2009E 2010E 2011E 2012E
4,234
6,658
10,803
16,195
24,019
32,489
43,551
0
10,000
20,000
30,000
40,000
50,000
2006 2007 2008 2009E 2010E 2011E 2012E
$46
$56
$71
$89
$114
$150
--
$40.0
$80.0
$120.0
$160.0
2008 2009E 2010E 2011E 2012E 2013E
1,350
26
410
253
125
60
--
200
400
600
800
1,000
1,200
1,400
1,600
2004 2005 2006 2007 2008 2009E
(Thousands of peak messages per second)
(Revenue, $ in Billions)
Source: Gartner (2009). Source: Cisco Visual Networking Index – Forecast and Methodology, 2007–2012.
GLOBAL IP TRAFFIC US TRADING VOLUME
GLOBAL CLOUD SERVICES REVENUE GLOBAL CONSUMER VIDEO TRAFFIC
(Petabytes per month)
(Petabytes per month)
Source: Cisco Visual Networking Index – Forecast and Methodology, 2007–2012.

EQUINIX

Qwest
T Deutsche Telekom
comcast
at&t
Sprint
BT
verizon

EA ELECTRONIC ARTS
Google
ebay
msn
SONY
YAHOO!
myspace a place for friends

DEUTSCHE BÖRSE GROUP
THOMSON REUTERS
DirectEdge
BOX
activ FINANCIAL
QUANTLAB
chi-x

Capgemini
salesforce.com
Deloitte & Touche
The McGraw-Hill Companies
UNITED STATIONERS
NASA
amazon.com

8 8
Our Customer Base
CONTENT FINANCIAL NETWORK ENTERPRISE
GLOBAL RECURRING REVENUE CONTRIBUTION
(1)
26% 17% 20% 37%
(1) Q3 ’09 Global MRR billing (excluding Netherlands).
Blue chip customer base that is diversified across our key business segments

Switch and Data
Unique Data Center Footprint
Chicago
Los Angeles
New York
Area
Dallas/Irving
Silicon Valley
Washington, D.C.
Phoenix
Denver
Miami
Tampa
Atlanta
Indianapolis
Boston
Detroit
Buffalo
Cleveland
Philadelphia
Pittsburgh
Nashville
Seattle
Toronto
St. Louis
Equinix
Switch and Data
Sources: Wall Street research and press releases
Data Center Footprint Comparison
9
Switch and Data Has 22 Markets & 34 Data Centers In North America
Expansion Markets: Switch and Data provides a footprint in key new markets (Atlanta, Denver, Miami, Seattle,
Toronto)
•
Performance: positions Equinix to meet the needs of key network & cloud providers
•
Growth: expands our growth/investment prospects
Capacity: provides incremental inventory in key overlap markets that our sales engine can utilize
Interconnection:
strengthens our interconnection presence in key metros
Scale: Equinix can achieve significant operational and financial synergies
Strategic Rationale

Beijing
Seoul
Tokyo
Osaka
Shanghai
Taipei
Dubai
Mumbai
Hong Kong
Chennai
Singapore
Sydney
Seattle
San Francisco
Los Angeles
Denver
Dallas
Houston
Chicago
Toronto
New York City
Washington DC
Atlanta
Miami
Helsinki
St. Petersburg
Stockholm
Moscow
Copenhagen
Hamburg
Amsterdam
London
Dusseldorf
Brussels
Paris
Frankfurt
Vienna
Zurich
Milan
Madrid
Istanbul
Cairo
Total Internet Capacity (Gbps)
5000
3000
1000
Source: Telegeography

Global Service Delivery Platform
in the Right Markets
Located where the Cable Systems Interconnect the World
Connecting over 350+ Network Providers Around the Globe
10
Sources: Telegeography & Equinix
Equinix will have a presence in 9 of the Top 10 markets in North America and 13 of the top 20 Highest Capacity Internet Hubs in the World

Comparative Stats
Equinix* Switch and Data**
2008 Revenues $704.7 million $171.5 million
Markets
18 markets in 10 countries
in US, EU and AP
22 markets in North America
# Data Centers 45* 34**
Gross Square Ft > 5.0 million 1.1 million
Cabinet Capacity 58,200* ~13,000**
Reported Utilization 81%* ~61%**
# Customers 2,522* 979**
Ticker/Market EQIX (NASDAQ) SDXC (NASDAQ)
Corporate
Headquarters
Foster City, CA Tampa, FL
URL www.equinix.com www.switchanddata.com
Prominent Customer
Names
IBM, AT&T, Verizon,
Google, Amazon, MSN,
Sprint, Qwest
Akamai, Comcast, DirecTV,
Limelight, Neuberger Berman,
NTT, Verisign

* As announced by Equinix on Q3 results conference call on October 21, 2009;   ** As announced by Switch and Data on Q2 results conference call on July 28, 2009

This communication may be deemed to be solicitation material in respect of the proposed transaction between
Equinix and Switch and Data. In connection with the proposed transaction involving Equinix and Switch and Data, Equinix plans to file with the SEC a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus and each of
Equinix and Switch and Data plan to file with the SEC other documents regarding the proposed transaction.  The definitive
Proxy Statement/Prospectus will be mailed to stockholders of Switch and Data. SWITCH AND DATA STOCKHOLDERS
ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC
CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION ABOUT THE PROPOSED TRANSACTION.
Switch and Data stockholders will be able to obtain free copies of the Registration Statement and the Proxy
Statement/Prospectus (when available) and other documents filed with the SEC by Equinix and Switch and Data through the website maintained by the SEC at www.sec.gov.  In addition, Switch and Data stockholders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus (when available) and other documents filed with the SEC from Equinix by directing a request to Equinix, Inc., 301 Velocity Way, Fifth Floor, Foster City, CA 94404, Attention:
Investor Relations (telephone: 888-222-1162) or going to Equinix’s corporate website at www.equinix.com, or from Switch and Data by directing a request to Switch & Data Facilities Company, Inc., 1715 Westshore Boulevard, Suite 650, Tampa,
FL 33607, Attention: Investor Relations (telephone: 866-797-2633) or going to Switch and Data’s corporate website at
www.switchanddata.com.
Equinix, Switch and Data and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Equinix’s directors and executive officers is contained in its annual proxy statement filed with the SEC on April 23, 2009. Information regarding
Switch and Data’s directors and executive officers is contained in Switch and Data’s annual proxy statement filed with the
SEC on April 6, 2009.  Additional information regarding the interests of such potential participants will be included in the
Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).
Important Information
for Investors and Stockholders